UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the “Company”), dated August 11, 2010, announcing the Company’s financial and operating results for the second quarter ended June 30, 2010.

Attached as Exhibit 2 is a copy of the Company’s unaudited consolidated financial statements and the notes to the unaudited consolidated financial statements.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-166890), filed with the Securities and Exchange Commission on May 17, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: August 11, 2010	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

CONTACTS:

Aegean Marine Petroleum Network Inc.	Investor Relations:
(212) 763-5665	Leon Berman, Principal
investor@ampni.com	The IGB Group
(212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces Second Quarter 2010 Financial Results

Sales Volumes Increase 88.5%

PIRAEUS, Greece, August 11, 2009 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) today announced financial and operating results for the second quarter ended June 30, 2010.

Second Quarter and Year-to-Date Highlights

•	Increased sales volumes by 88.5% to 2,825,046 metric tons in Q2 2010, compared to 1,498,937 metric tons for Q2 2009.
•	Expanded net revenues to $68.3 million.
•	Reported EBITDA (as defined in Note 1) of $27.5 million in Q2 2010, EBITDA as adjusted for one-time expenses was $29.7 million.
•	Reported operating income of $19.2 million.
•	Reported net income of $12.0 million, or $0.25 basic and diluted earnings per share; net income adjusted for one-time expenses was $14.2 million, or $0.30 basic and diluted earnings per share.
o	Net income before income tax related to the income contributed by Verbeke Bunkering N.V. was $16.4 million or $0.35 basic and diluted earnings per share.
•	Continued expanding global presence and logistics infrastructure:
o	Completed acquisition of Verbeke Bunkering N.V., solidifying Aegean Marine's presence in the ARA region.
o	Acquired the Shell Las Palmas terminal in the Canary Islands, increasing the Company's global network to 16 markets covering more than 40 ports.
o	Took delivery of three double-hull bunkering tanker newbuildings during Q2 2010 and one to date in Q3 2010.
•	Secured new credit facilities and expanded existing facilities in aggregate of $185 million, increasing total access to more than $700 million in working capital credit facilities.

The Company reported net income for the three months ended June 30, 2010 of $12.0 million, or $0.25 basic and diluted earnings per share. Net income adjusted for a $1.5 million loss from sale of a vessel and other non-recurring expenses was $14.2 or $0.30 basic and diluted earnings per share.  For purposes of comparison, for the three months ended June 30, 2009 the Company reported adjusted net income of $12.1 million excluding a one-time gain of $4.2 million, or $0.29 basic and $0.28 diluted earnings per share. The weighted average basic and diluted shares outstanding for the three months ended June 30, 2010 were 47,009,059 and 47,365,777, respectively following the company's repurchase of 1 million shares in May 2010. The weighted average basic and diluted shares outstanding for the three months ended June 30, 2009 were 42,576,830 and 42,728,588 respectively.

Total revenues for the three months ended June 30, 2010, increased by 146.3% to $1,336.6 million compared to $542.6 million for the same period in 2009. For the three months ended June 30, 2010, sales of marine petroleum products increased by 147.5% to $1,331.8 million compared to $538.2 million for the year-earlier period. Net revenue, which equals total revenue less cost of goods sold and cargo transportation expenses, increased by 44.7% to $68.3 million in the second quarter of 2010 compared to $47.2 million in the year-earlier period.

For the three months ended June 30, 2010, the volume of marine fuel sold increased by 88.5% to 2,825,046 metric tons compared to 1,498,937 metric tons in the year-earlier period, as sales volumes increased across major markets. Furthermore, results for the second quarter of 2010 included sales volumes from Aegean Marine's acquisition of Verbeke Bunkering N.V., which closed on April 1, 2010.

Operating income for the second quarter of 2010 was $19.2 million compared to $17.6 million including a non-recurring gain of $4.2 million on the sale of vessels for the same period in 2009. Operating expenses, excluding the cost of fuel and cargo transportation costs, increased to $49.1 million for the three months ended June 30, 2010 compared to $33.8 million for the same period in 2009.

E. Nikolas Tavlarios, President commented, "During the second quarter, Aegean Marine continued to expand its global market share for the physical supply of marine fuel, enabling the Company to increase both sales volumes and EBITDA by 88.5% and 12.7%, respectively, compared to the year-earlier period. Consistent with management's strategy to expand its brand and scale, we completed the acquisition of Verbeke Bunkering at the onset of the second quarter, cementing our presence in the world's second largest bunkering market. Building upon our success, we acquired the Shell Las Palmas terminal in the Canary Islands, which lie along major trans-Atlantic seaborne trade routes. Importantly, the terminal includes dedicated land storage facilities that broaden our new onshore storage facilities under development in, Jamaica, Morocco and the UAE where we expect to commence construction of a facility with approximate capacity of 3 million barrels in September 2010. Including our latest acquisition, which closed in July 2010, Aegean Marine has more than tripled its vast global network to 16 markets covering over 40 ports compared to 5 at the time of our IPO in December 2006."

Mr. Tavlarios continued, "In addition to penetrating new markets and increasing our in-land storage capacity, we further enhanced our high-quality logistics infrastructure with the delivery of three double-hull bunkering tanker newbuildings in the second quarter and one to date in the current third quarter. Going forward, we expect to complete our fully financed newbuild program with the delivery of nine remaining double-hull bunkering tanker newbuildings over the next six months. By expanding our fully integrated marine fuel platform from procurement to delivery, combined with our burgeoning marine lubricant business, we remain well positioned to strengthen our global brand recognition and increase the Company's earnings power."

For the six months ended June 30, 2010, the Company recorded net income of $26.1 million, or $0.56 basic and diluted earnings per share, compared to net income of $20.7 million, or $0.49 basic and diluted earnings per share, for the year-earlier period. The weighted average basic and diluted shares outstanding for the six month period ended June 30, 2010 were 46,401,403 and 46,595,609, respectively. The weighted average basic and diluted shares outstanding for the six months ended June 30, 2009 were 42,565,254 and 42,565,254, respectively.

For the six months ended June 30, 2010, the volume of marine fuel sold increased 61.8% to 4,545,559 metric tons compared to 2,808,974 metric tons in the year-earlier period.

Operating income for the six months ended June 30, 2010 was $36.6 million compared to $25.9 million for the same period in 2009.

Liquidity and Capital Resources
As of June 30, 2010, the Company had cash and cash equivalents of $52.1 million and working capital of $116.4 million. Non-cash working capital, or working capital excluding cash and debt, was $379.7 million as of June 30, 2010.

Net cash used in operating activities was $22.1 million for the three months ended June 30, 2010.  Net income, as adjusted for non-cash items, was $25.8 million for the period.

Net cash used in investing activities was $79.9 million for the three months ended June 30, 2010, mainly due to the acquisition of Verbeke Bunkering business and advances paid for both vessels under construction and acquisition of vessels.

Net cash provided by financing activities was $15.3 million for the three months ended June 30, 2010, primarily driven by the proceeds from long-term debt.

As of June 30, 2010, the Company had approximately $170.5 million in available liquidity to finance working capital requirements, which includes unrestricted cash and cash equivalents and available undrawn amounts under the Company's short-term working capital facilities.  Furthermore, as of June 30, 2010, the Company had funds of approximately $54.0 million available under its secured term loans to finance the construction of its new double-hull bunkering tankers.

Spyros Gianniotis, Chief Financial Officer, stated, "Our operating results for the second quarter of 2010 were led by sales volumes growth in our core markets as well as notable contributions from our wholly owned subsidiary, Verbeke Bunkering, which we acquired on April 1, 2010. As we successfully integrated the largest acquisition in Aegean Marine's history, we further enhanced the Company's financial position. Specifically, we secured new credit facilities and expanded existing facilities under favorable terms with global lending institutions in aggregate of approximately $185 million, increasing our current total to more than $700 million in working capital credit facilities. Our significant access to capital provides a distinct competitive advantage as we continue to meet the strong demand for Aegean Marine's integrated marine fuel services and execute management's growth strategy."

Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2009	2010	2009	2010

	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Sales of marine petroleum products	$538,208	$1,331,839	$899,166	$2,171,596
Voyage and other revenues	4,355	4,740	8,819	8,345
Total revenues	542,563	1,336,579	907,985	2,179,941
Cost of marine petroleum products sold	494,334	1,266,407	818,714	2,052,529
Salaries, wages and related costs	12,016	16,059	22,493	28,133
Vessel hire charges	-	2,699	-	2,699
Depreciation and amortization	5,204	7,169	10,077	13,578
(Gain)/Loss on sale of vessel	(4,185)	1,542	(4,185)	1,542
All other operating expenses	17,581	23,508	34,970	44,828
Operating income	17,613	19,195	25,916	36,632
Net financing cost	2,608	4,547	4,458	7,124
FX losses (gains), net	(1,545)	(1,086)	216	(255)
Income taxes	228	3,709	523	3,651
Net income	$16,322	$12,025	$20,719	$26,112

Basic earnings per share (U.S. dollars)	$0.38	$0.25	$0.49	$0.56
Diluted earnings per share (U.S. dollars)	$0.38	$0.25	$0.49	$0.56

EBITDA(1)	$24,362	$27,450	$35,777	$50,465

Net cash provided by (used in) operating activities	(63,466)	(22,085)	(79,777)	(42,927)
Net cash used in investing activities	1,267	79,958	35,211	136,271
Net cash provided by financing activities	$66,542	$15,261	$95,377	$176,418

Sales Volume Data (Metric Tons): (2)
Total sales volumes	1,498,937	2,825,046	2,808,974	4,545,559

Other Operating Data:
Number of bunkering tankers, end of period(3)	34.0	52.0	34.0	52.0
Average number of bunkering tankers(3)(4)	32.0	50.5	31.4	45.3
Special Purpose Vessels, end of period number(5)...........	1.0	1.0	1.0	1.0
Number of owned storage facilities, end of period(6)	4.0	6.0	4.0	6.0

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2009	As of June 30, 2010

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	54,841	52,061
Gross trade receivables	277,381	439,356
Allowance for doubtful accounts	(1,751)	(1,389)
Inventories	140,115	147,123
Current assets	508,686	679,999
Total assets	967,345	1,257,284
Trade payables	207,282	218,538
Current liabilities (including current portion of long-term debt)	290,198	563,565
Total debt	401,037	533,946
Total liabilities	632,288	780,686
Total stockholder's equity	335,057	476,598

Working Capital Data:
Working capital(7)	218,488	116,434
Working capital excluding cash and debt(7)	221,794	379,693

1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by the United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2009	2010	2009	2010

Net income	16,322	12,025	20,719	26,112

Add: Net financing cost	2,608	4,547	4,458	7,124
Add: Income taxes	228	3,709	523	3,651
Add: Depreciation and amortization	5,204	7,169	10,077	13,578

EBITDA	24,362	27,450	35,777	50,465

2.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Ghana, Vancouver, Montreal, Mexico, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), and Greece, where the Company conducts operations through its related company, Aegean Oil.

3.	Bunkering fleet comprises both bunkering vessels and barges.

4.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.   This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

5.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

6.
The Company operates two Panamax tankers, the Ouranos and the Fos, and one Aframax tanker, the Leader as floating storage facilities in the United Arab Emirates, Ghana and Gibraltar respectively. Additionally, the Company operates a barge, the Mediterranean, as a floating storage facility in Greece and a small tanker, the Tapuit, as a floating storage facility in Northern Europe.  The Company also has an on-land storage facility in Portland.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

7.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

Second Quarter 2010 Dividend Announcement
On August 11, 2010, the Company's Board of Directors declared a second quarter 2010 dividend of $0.01 per share payable on September 9, 2010, to shareholders of record as of August 26, 2010. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Thursday, August 12, 2010 at 8:30 a.m. Eastern Time, to discuss its second quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (800) 848-4710 (for U.S.-based callers) or (719) 325-2189 (for international callers) and enter the passcode: 2034148.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through August 26, 2010, by dialing 888-203-1112 (for U.S.-based callers) or 719-457-0820 (for international callers) and enter the passcode: 2034148.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in more than 16 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, and Las Palmas.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

A copy of the Company's interim unaudited consolidated financial statements along with this press release have been filed today with the U.S. Securities and Exchange Commission on Form 6-K and are available on the SEC's website, www.sec.gov.

Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	December 31, 2009	June 30, 2010

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$54,841	$52,061
Trade receivables, net of allowance for doubtful accounts of $1,751 and $ 1,389, as of December 31, 2009 and June 30, 2010, respectively	275,630	437,967
Due from related companies	8,454	9,858
Inventories	140,115	147,123
Prepayments and other current assets	24,476	27,680
Deferred tax asset	170	-
Restricted cash	5,000	5,310
Total current assets	508,686	679,999

FIXED ASSETS:
Advances for vessels under construction and acquisitions	136,494	103,517
Vessels, cost	321,915	437,069
Vessels, accumulated depreciation	(41,993)	(48,234)
Vessels' net book value	279,922	388,835
Other fixed assets, net	1,647	14,033
Total fixed assets	418,063	506,385

OTHER NON-CURRENT ASSETS:
Deferred charges, net	15,376	14,826
Concession Agreement	7,095	6,941
Goodwill	17,431	34,864
Deferred tax asset	598	275
Other non-current assets	96	13,994
Total assets	967,345	1,257,284

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	50,000	122,262
Current portion of long-term debt	13,147	198,368
Trade payables to third parties	182,438	199,279
Trade payables to related companies	24,844	19,259
Other payables to related companies	585	2,896
Accrued and other current liabilities	19,184	21,501
Total current liabilities	290,198	563,565

LONG-TERM DEBT, net of current portion	337,890	213,316

OTHER NON-CURRENT LIABILITIES	4,200	3,805

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized; 43,009,303 and 47,692,920 shares, issued at December 31, 2009 and June 30, 2010, respectively	430	477
Treasury stock $0.01 par value; 0 and 1,000,000 shares, repurchased at December 31, 2009 and June 30, 2010, respectively	-	(24,680)
Additional paid-in capital	194,112	335,118
Retained earnings	140,515	165,683
Total stockholders' equity	335,057	476,598

Total liabilities and stockholders' equity	967,345	1,257,284

The accompanying notes are an integral part of these condensed consolidated financial statements

 AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Six Months Ended June 30,
	2009	2010

REVENUES:
Sales of marine petroleum products – third parties	896,349	2,152,716
Sales of marine petroleum products – related companies	2,817	18,880
Voyage revenues	5,540	4,275
Other revenues	3,279	4,070

Total revenues	907,985	2,179,941

OPERATING EXPENSES:
Cost of marine petroleum products sold – third parties	709,884	1,905,942
Cost of marine petroleum products sold – related companies	108,830	146,587
Vessel hire charges	-	2,699
Salaries, wages and related costs	22,493	28,133
Depreciation	7,807	10,588
Amortization of drydocking costs	2,115	2,707
Amortization of finite lived intagibles	155	283
(Gain)/loss on sale of vessels	(4,185)	1,542
Other operating expenses	34,970	44,828

Total operating expenses	882,069	2,143,309

Operating income	25,916	36,632

OTHER INCOME/(EXPENSE):
Interest and finance costs	(4,482)	(7,135)
Interest income	24	11
Foreign exchange gains(losses), net	(216)	255
	(4,674)	(6,869)

Income before income taxes	21,242	29,763

Income taxes	(523)	(3,651)

Net income	$20,719	26,112

Basic earnings per common share	$0.49	0.56
Diluted earnings per common share	$0.49	0.56

Weighted average number of shares, basic	42,565,254	46,401,403
Weighted average number of shares, diluted	42,565,254	46,595,609

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Six Months Ended June 30,
	2009	2010
Cash flows from operating activities:
Net income	$20,719	26,112
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	7,807	10,588
Release of doubtful accounts	(41)	(362)
Share-based compensation	1,618	2,076
Amortization	2,626	3,380
Provision for income taxes	523	3,651
(Gain)/loss on sale of vessels	(4,185)	1,542
(Increase) Decrease in:
Trade receivables	(99,995)	(68,723)
Due from related companies	(3,448)	(1,404)
Inventories	(48,498)	(456)
Prepayments and other current assets	(2,628)	(1,151)
Increase (Decrease) in:
Trade payables	49,129	(11,734)
Other payables to related companies	644	2,311
Accrued and other current liabilities	(1,899)	(4,846)
Decrease (Increase) in other non-current assets	(309)	(38)
Increase (Decrease) in other non-current liabilities	17	(454)
Payments for dry-docking	(1,857)	(3,419)
Net cash used in operating activities	(79,777)	(42,927)

Cash flows from investing activities:
Payments for vessels under construction	(52,406)	(38,084)
Payments for vessels acquisitions	(22,160)	(26,576)
Cash payments for acquisitions, net of cash acquired	-	(53,127)
Net proceeds from sale of vessels	34,149	1,875
Advances for asset acquisition	-	(10,300)
Purchase of other fixed assets	(264)	(10,091)
Decrease in restricted cash	5,470	32
Net cash used in investing activities	(35,211)	(136,271)

Cash flows from financing activities:
Proceeds from long-term debt	181,858	151,595
Repayment of long-term debt	(23,842)	(98,395)
Repayment of capital lease obligation		(611)
Net change in short-term borrowings	(60,766)	10,481
Financing costs paid	(1,015)	(75)
Repurchases of common stock	-	(24,680)
Proceeds from the issuance of common stock	-	147,109
Issuance of common stock cost	-	(8,062)
Dividends paid	(858)	(944)
Net cash provided by financing activities	95,377	176,418

Net decrease in cash and cash equivalents	(19,611)	(2,780)
Cash and cash equivalents at beginning of period	46,927	54,841
Cash and cash equivalents at end of period	27,316	52,061

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2010 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2010.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2009.

The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities.  The carrying value approximates the fair market value for the floating rate loans.

Vessel Depreciation on River Bunkering Tankers: Due to the acquisition of the Verbeke Business, the company has implemented a new accounting policy for the river bunkering tankers. Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel s estimated salvage value is equal to the product of its light-weight tonnage and the estimated scrap rate. Management estimates the useful life of the river bunkering tankers to be 45 years from the date of the initial delivery from the shipyard.

Leases:  Due to the acquisition of the Verbeke Business the Company has updated its accounting policy for operating leases.  From time to time the Company leases vessels for operations.  Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.  The Company records vessels under capital leases as fixed assets at the lower of the present value of the minimum lease payments at inception of the lease or the fair value of the vessel. Vessels under capital leases are amortized over the estimated remaining useful life of the vessel for capital leases which provide for transfer of title of the vessel, similar to that used for other vessels of the Company.  Assets held under capital leases are presented as "Advances for vessels under construction and acquisitions" in the balance sheet until the vessel is deemed ready for its intend use and the balance is reclassified to "Vessels, cost".  The current portion of capitalized lease obligations are reflected in the balance sheet in "Accrued and other current liabilities" and remaining long-term capitalized lease obligations are presented as "Other non-current liabilities".  Payments

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information: (Continued)

made for operating leases are expensed on a straight-line basis over the term of the lease. Rental expense is recorded as Vessel hire charges in the consolidated statement of income.

Business Combinations:  Due to the acquisition of the Verbeke Business the Company has updated its accounting policy for business combinations.  The purchase price of acquired businesses or properties is allocated to tangible and identified intangible assets and liabilities based on their respective fair values. The excess of the purchase price over the respective fair value of net assets acquired is recorded as goodwill. All costs incurred in relation to pursuing any business acquisition are expensed as incurred.  Operations of the acquired entity are included in the consolidated financial statements from the date the acquisition is legally finalized.

2.      Adoption of New Accounting Standards:

      In June 2009, new guidance was issued with regards to the consolidation of variable interest entities ("VIE"). This guidance responds to concerns about the application of certain key provisions of the FASB Interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. This guidance did not have an impact on the Company's financial statements as of June 30, 2010.

        In January 2010, new guidance clarified that all assets acquired in a business combination other than goodwill should be valued based on the fair value at the date of acquisition.  This includes difficult-to-value intangible assets that had previously been valued using the residual value method under common practice.  The guidance was effective immediately upon issuance.  This guidance did not have an impact on the Company's financial statements as of June 30, 2010.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

3.           Significant Acquisitions:

On April 1, 2010, the Company, via its subsidiaries AMPNI Holdings Co. Limited, AMPNI Investements Co Limited and Aegean Barges N.V. ( collectively the "Buyer")  acquired all of the outstanding share capital of Verbeke Bunkering N.V. ("Verbeke Bunkering"), the Blatoma N.V. and certain assets ("Verbeke Shipping vessels") (or collectively the "Verbeke Business") from Verbeke Shipping N.V. (Verbeke Shipping or the "Seller") for a total consideration of  $59,217. The Verbeke Business is a Belgian fuel logistics company that physically supplies  marine fuel and lubricants to seagoing ships in ports and at sea. The Verbeke Business primarily operates in the Antwerp-Rotterdam-Amsterdam (ARA) region, the world's second largest bunkering market. In addition, Verbeke Bunkering is active in the ports of Zeebrugge, Ostend, Ghent, Terneuzen, Flushing, Ljmuiden and Moerdijk. The Company entered into this transaction as a strategic opportunity  for expansion to the ARA region, in which it had limited presence. The Company also expects to realize meaningful operational synergies with its Belgium-based subsidiary, Aegean Bunkers at Sea, which was acquired by the Company in 2007.

The following table presents the preliminary estimates of fair value of the assets and liabilities as of the acquisition date.  These valuations have not yet been finalized, due to on-going procedures to verify the opening balances, and thus may be revised.

Adjusted Purchase Price
Cash consideration to sellers	59,217
Fair Value of Assets and Liabilities Acquired
Cash and cash equivalents	6,090
Trade receivables	93,252
Inventories	6,552
Advances and vessels cost	23,449
Other fixed assets	2,596
Non-compete covenants	3,367
Trade payables	(22,337)
Short-term borrowings	(61,781)
Long- term debt	(7,445)
Other current assets/liabilities, net	(1,899)
Non current liabilities	(60)
Total fair value of assets and liabilities acquired	41,784
Goodwill	17,433

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.      Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2009	June 30, 2010
Held for sale:
Marine Fuel Oil	129,767	122,274
Marine Gas Oil	8,921	21,940
	138,688	144,214
Held for consumption:
Marine fuel	263	1,700
Lubricants	959	1,034
Stores	24	21
Victuals	181	154
	1,427	2,909

Total	140,115	147,123

5.      Advances for Vessels under Construction and Acquisitions:

During the six months ended June 30, 2010, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, January 1, 2010	136,494
Advances for vessels under construction and related costs	40,121
Additions of secondhand vessel acquisitions	26,576
Vessels delivered	(99,674)
Balance June 30, 2010	103,517

The amounts shown in the accompanying condensed consolidated balance sheets include advance and milestone payments relating to the shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction periods which were capitalized.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

5.      Advances for Vessels under Construction and Acquisitions: (Continued)

As of June 30, 2010 advances for vessels under construction and acquisitions, is analyzed as follows:

			June 30, 2010
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total

Fujian Shipyard
DN-3800-12*	2010	10,789	10,789	1,012	11,801
DN-3800-13	2010	10,740	6,485	440	6,925
DN-3800-14	2010	10,740	6,485	376	6,861
DN-3800-15	2010	10,740	4,893	350	5,243
Qingdao Hyundai Shipyard
QHS-222*	2010	10,780	10,243	769	11,012
QHS-223	2010	11,000	7,930	421	8,351
QHS-224	2010	11,000	7,930	406	8,336
QHS-225	2010	12,200	10,420	497	10,917
QHS-226	2010	12,200	10,420	500	10,920
QHS-227	2010	12,200	10,420	390	10,810
QHS-228	2010	12,200	10,420	376	10,796
Montana	2011	4,158	1,477	68	1,545

	Total	128,747	97,912	5,605	103,517

* Vessel delivered but as of June 30, 2010, was not positioned and operational.

As of  June 30, 2010 the remaining obligations under these contracts which are payable within 2010 are $30,835.

6.      Vessels:

During the six months ended June 30, 2010, the movement of the account, vessels, was as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2010	321,915	(41,993)	279,922
- Vessels additions	121,854	-	121,854
- Disposals	(6,700)	4,046	(2,654)
- Depreciation	-	(10,287)	(10,287)
Balance, June 30, 2010	437,069	(48,234)	388,835

On January 14, 2010, the Company signed a memorandum of agreement with a third-party seller for the purchase of a Norwegian-flagged 84,040 dwt (built in 1990) double hull bunkering tanker, the Difko Chaser (renamed "Aeolos") which became operational as a floating storage facility in the Company's service center in Gibraltar. The purchase price of the vessel was $6,500, which was fully paid on the delivery of the vessel on February 22, 2010. The total capitalized cost of this asset, of $9,396, includes $2,896 of amounts which were not included in the contract price of the vessel but which were material costs incurred upon acquisition.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

6.      Vessels: (Continued)

On January 4, 2010, the newly-constructed bunkering tanker, Kefalonia (ex-QHS-209), with a total cost of $12,409, became operational in the Company's service center in Trinidad.

On January 23, 2010, the newly-constructed bunkering tanker, Paxoi (ex-QHS-210), with a total cost of $12,364, became operational in the Company's service center in Portland.

On February 25, 2010, the Company's subsidiary, Aegean Ostria Maritime Company, entered into an agreement to purchase a related company, Aegean Gas Maritime Company, which was owned and controlled by members of the family of Mr. Dimitris Melisanidis, the Company's founder and Head of Corporate Development. Aegean Gas Maritime Company 's only asset is the vessel Mediterranean, a 20,000 dwt double hull bunkering barge, which will be used by the company as a floating storage facility.  The Company accounted for the transaction as an asset acquisition. The purchase price of the vessel was $17,180. Disinterested members of the Company's board of directors determined that the purchase price was no greater than what would have been paid by a third party on an arm's length basis for the same vessel at the time it entered into the memorandum of agreement.

On March 17, 2010, the newly-constructed bunkering tanker, Andros (ex-DN-3800-11), with a total cost of $11,435, became operational in the Company's service center in Fujairah.

On March 18, 2010, the newly-constructed bunkering tanker, Zakynthos (ex-QHS-215), with a total cost of $12,289, became operational in the Company's service center in Fujairah.

On April 1, 2010, the Company acquired nine vessels with an aggregate fair value of $22,180, as part of the acquisition of Verbeke Bunkering Business which separately disclosed in Note 3.

On April 22, 2010, the newly-constructed bunkering tanker, Kithyra (ex-QHS-217), with a total cost of $12,321, became operational in the Company's service center in Fujairah.

On April 23, 2010, the newly-constructed bunkering tanker, Lefkas (ex-QHS-216), with a total cost of $12,279, became operational in the Company's service center in Fujairah

On April 30, 2010, the Company sold the vessel Aegean Pride I to an unaffiliated third-party purchaser for an aggregate price of $1,900. The loss on sale of $1,542 was calculated as the sale price less the carrying value of the vessel of $2,654, related sales expenses of $25 and the carrying value of unamortized dry-docking costs of $763. This loss is separately reflected in the condensed consolidated statement of income for the six month ended June 30, 2010.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

7.      Other Fixed Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Land	Buildings	Other	Total
Cost, December 31, 2009	-	1,008	1,590	2,598
- Additions	9,036	2,451	1,200	12,687
Cost, June 30, 2010	9,036	3,459	2,790	15,285

Accumulated depreciation, December 31, 2009	-	159	792	951
- Depreciation expense	-	46	255	301
Accumulated depreciation, June 30, 2010	-	205	1,047	1,252

Net book value, December 31, 2009	-	849	798	1,647
Net book value, June 30, 2010	9,036	3,254	1,743	14,033

On January 14, 2010, the Company's subsidiary, Aegean Caribbean Holdings, entered into an agreement to purchase a related company, Caribbean Renewable Energy Sources (CRES), which was owned and controlled by members of the family of Mr. Dimitris Melisanidis, the Company's founder and Head of Corporate Development. CRES owns a property in Jamaica that is intended to be used as a land-based storage facility.  The Company accounted for the transaction as an asset acquisition. The purchase price for the property was $9,800. Disinterested members of the Company's board of directors determined that the purchase price was no greater than what would have been paid by a third party on an arm's length basis for the same vessel at the time it entered into the memorandum of agreement.

8.      Deferred Charges:

During the six months ended June 30, 2010, the movement of the account, deferred charges was as follows:

	Drydocking	Financing Costs	Total
Balance, January 1, 2010	13,897	1,479	15,376
- Additions	3,235	75	3,310
- Disposals	(763)	-	(763)
- Amortization	(2,707)	(390)	(3,097)
Balance, June 30, 2010	13,662	1,164	14,826

The amortization for drydocking costs is separately reflected in the accompanying condensed consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

9.      Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	December 31, 2009	June 30, 2010
Short-term borrowings:
Revolving overdraft facility dated 03/01/2010 (5)	-	9,600
Revolving credit facility dated 09/17/2009	50,000	50,000
Revolving credit facility dated 04/27/2010 (1)	-	29,130
Revolving credit facility dated 10/01/2009 (2)	-	33,532
Total short-term borrowings	50,000	122,262
Long-term debt:
Secured syndicated term loan dated 8/30/2005	32,140	30,940
Secured term loan facility under senior secured credit facility dated 12/19/2006	28,220	26,820
Secured term loan dated 10/25/2006	18,384	20,145
Secured term loan dated 10/27/2006	13,817	13,514
Secured syndicated term loan dated 10/30/2006	48,865	61,372
Secured term loan dated 7/5/2007 as amended on 09/12/2008	19,811	30,557
Secured syndicated term loan dated 04/24/2008	25,300	30,400
Secured syndicated term loan dated 07/08/2008	12,500	11,500
Secured term loan dated 03/22/2004 (3)	-	2,773
Secured term loan dated 02/25/2009 (4)	-	3,663
Overdraft facility under senior secured credit facility dated 03/16/2009	152,000	180,000
Total	351,037	411,684
Less: Current portion of long-term debt	(13,147)	(198,368)
Long-term debt, net of current portion	337,890	213,316

(1)    On April 27, 2010, the Company, through its subsidiary Verbeke Bunkering, entered into a credit facility with a Belgian bank for an amount of $45,000 and €500. As of June 30, 2010, the outstanding balance under this facility was $29,130.

(2)    On April 1, 2010, the Company increased its credit facilities due to the Verbeke Bunkering acquisition by a credit facility of an amount of $45,000 with a Belgian bank since February 25, 2009, as amended on October 1, 2009. As of June 30, 2010, the outstanding balance under this facility was $33,532.

(3)   On April 1, 2010, the Company increased its long term debt due to the Verbeke Bunkering acquisition by a loan agreement of an amount of €3,740 with a Belgian bank dated on March 22, 2004 to finance the construction of its vessel Texas. As of June 30, 2010, the outstanding balance under this facility was $2,773.

(4)   On April 1, 2010, the Company increased its long term debt due to the Verbeke Bunkering acquisition by a loan agreement of an amount of €4,000 with a Belgian bank dated on February 25, 2009. As of June 30, 2010, the outstanding balance under this facility was $3,663.

(5)    On March 1, 2010, the Company renewed the existing revolving overdraft facility with a Greek bank for a period ending March 15, 2011 and amended to increase the amount to $30,000. The renewed facility bears interest at LIBOR plus 2.50% for the first $10.0 million

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

9.      Total Debt: (Continued)

borrowed and LIBOR plus 3.50% for additional amounts outstanding. As of June 30, 2010, the outstanding balance under this facility was $9,600.

Included in the current portion of long-term debt balance is an amount of $180,000, which relates to our senior secured credit facility that management intends to refinance prior to its maturity in the first quarter of 2011.

As of June 30, 2010, the Company had an available unutilized overdraft line of $118,420 under its credit facilities, and had an available unutilized aggregate amount of $27,487 under its secured term loan facilities.

The annual principal payments of long-term debt required to be made after June 30, 2010, are as follows:

Amount
July 1 to December 31, 2010	8,863
2011	199,010
2012	19,010
2013	23,510
2014	16,277
2015 and thereafter	145,014
411,684

10.      Other Operating Expenses:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Six Months Ended June 30,
	2009	2010
Bunkering tanker voyage expenses	1,229	1,594
Bunkering tanker insurance	1,178	1,574
Bunkering tanker repairs and maintenance	1,764	1,355
Bunkering tanker spares and consumable stores	1,939	2,416
Bunkering tanker consumption of marine petroleum products	5,600	11,061
Bunkering tanker other operating expenses	8,118	8,571
Cargo transportation	2,043	3,784
Provision for doubtful accounts	(41)	(351)
Operating costs of storage facilities	1,436	946
Port and related expenses	2,043	3,006
General and administrative	7,788	7,549
Broker commissions	1,149	1,684
Other	724	1,639
Total	34,970	44,828

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

11.	Contingencies:

  In November, 2005 an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $1.00 per metric ton over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action. While the plaintiff's action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009.  Plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. The Company does not believe that the outcome of this lawsuit will have a material effect on the Company.

In January 2010, a former director of our Ghanaian subsidiary and a company controlled by him, commenced an action in Ghana against two of our subsidiaries for alleged wrongful termination of such director's directorship and deprivation of an opportunity to hold 70% shares in an oil trading company and 30% shares in a shipping agency allegedly agreed to be formed by the parties. The plaintiffs are seeking a payment of approximately $7 million and damages for breach of trust, extreme mental anguish, pain and suffering, and loss of earnings.  The Company believes that the plaintiffs's claims are unwarranted and that the outcome of this litigation will have no material effect on the Company.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1 billion per vessel per incident.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

12.       Capital Leases:

The Company leases Barge PT 22 under a capital lease.  The annual future minimum lease payments under the capital lease, of Barge PT 22, together with the present value of the net minimum lease payments required to be made after June 30, 2010, are as follows:

Amount
July 1 to December 31, 2010	$602
2011	1,205
2012	1,205
2013	1,204
2014	401
Total minimum lease payments	4,617
Less: imputed interest	(652)
Present value of minimum lease payments	3,965
Current portion of capitalized lease obligations	(920)
Long-term capitalized lease obligations	$3,045

The current portion of the capitalized lease obligations is included in the accrued and other current liabilities in the accompanying condensed consolidated balance sheets while the long-term obligations of the capitalized lease is included in the other non-current liabilities in the accompanying condensed consolidated balance sheets.

13.       Equity Incentive Plan:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the vesting period. The expense is recorded in salaries, wages and related costs in the accompanying consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

All grants of stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company's unvested restricted stock outstanding for the six months ended June 30, 2010:

	Unvested Restricted Stock	Weighted Average Grant Date Market Price
January 1, 2010	385,609	24.03
Granted	194,750	26.95
Vested	(69,739)	17.38
Forfeited	(3,033)	25.14
June 30, 2010	507,587	26.06

The grant-date market prices of the unvested stock are determined by the closing price of the Company's common stock traded on the NYSE on the grant date. Total compensation cost of $2,076 was recognized and included under salaries, wages and related costs in the accompanying condensed consolidated statement of income for the six months ended June 30, 2010.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

As of June 30, 2010, there was $8,469 of total unrecognized compensation cost related to share-based compensation awards, which is expected to be recognized as compensation expense over a weighted average period of 2.9 years as follows:

Amount
July 1 to December 31, 2010	2,076
2011	2,807
2012	2,061
2013	998
2014	527
8,469

14.           Common Stock and Additional Paid-In Capital:

Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company's authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The Company's board of directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

As of June 30, 2010, the Company had no shares of preferred stock issued and outstanding and had 47,692,920 shares of common stock, with a par value of $0.01, issued and outstanding.

During the six months ended June 30, 2010, the Company declared and paid dividends of $0.01 per share totaling to $944.

In August 2009, the Company authorized and declared a dividend distribution of one preferred share purchase right (a "Right") on each outstanding share of its common stock.  The dividend distribution was made to shareholders of record as of August 14, 2009.  The rights will become exercisable and trade separately from the common stock upon the earlier of (i) 10 days following the public announcement or disclosure that a person or group (an "Acquiring Person") has acquired beneficial ownership, or obtained the right to acquire, 15 percent or more of the outstanding common stock  or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such a group or person becoming an Acquiring Person.  In such circumstances, each right entitles shareholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at a purchase price of $100.00.  In the event that the rights are triggered, shareholders of record will be able to exercise each right to receive, upon payment of the exercise price, shares of common stock having a market value equal to twice the exercise price.  An Acquiring Person will not be entitled to exercise any rights.  As of June 30, 2010, no such events had occurred, and no rights have been exercised.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

14.           Common Stock and Additional Paid-In Capital: (Continued)

On January 27, 2010, the Company completed its public offering in the United States under the United States Securities Act. In this respect, 4,491,900 shares of common stock at par value $0.01 were issued for $32.75 per share. The proceeds of the public offering, net of underwriting commissions of $7,355 and net of issuance cost of $707 amounted to $139,047.

Concurrently with the public offering, on May 17, 2010, the Company's Board of Directors approved a plan to purchase 1,000,000 shares from Mr. Dimitris Melisanidis, the Company's Founder and Director of Corporate Development.  These shares were purchased on May 21, 2010, for an aggregate purchase price of $24,680, which has been recorded as Treasury Stock in the condensed consolidated balance sheet as of June 30, 2010.

15.           Earnings per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 13), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Six Months Ended June 30,
	2009	2010

Net income	$20,719	$26,112

Less: Dividends declared and undistributed earnings allocated to unvested shares	(175)	(257)
Basic and diluted income available to common stockholders	$20,544	$25,855

Basic weighted average number of common shares outstanding	42,565,254	46,401,403

Add: Dilutive effect of non-vested shares	-	194,206

Diluted weighted average number of common shares outstanding	42,565,254	46,595,609

Basic earnings per common share	$0.49	$0.56
Diluted earnings per common share	$0.49	$0.56

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

16.           Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions. The income tax (expense)/ benefit for the periods presented and the respective effective tax rates for such periods are as follows:

	Six Months Ended June, 30,
	2009	2010
Current tax expense	(523)	(2,940)
Deferred tax expense	-	(711)
Income tax expense	(523)	(3,651)

Effective tax rate Reconciliation	28.96%	32.02%

Our provision for income taxes for each of the six-month periods ended June 30, 2009 and 2010 was calculated for our Belgian and Canadian companies that are subject to federal and state income taxes.

The reconciliation between the calculated effective tax rate on income from continuing operations and the statutory tax rates applied to our subsidiaries for the periods presented is as follows:

	Six Months Ended June, 30,
	2009	2010
Income tax expense on profit before tax at statutory rates	(537)	(3,798)
Effect of permanent differences	14	147
Total tax expense Reconciliation	(523)	(3,651)

Deferred income taxes, that derive from our Belgian subsidiary, Aegean Bunkers at Sea, are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting.

17.  Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

      The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)
17.      Business Segments and Geographical Information: (Continued)

The Company is domiciled in the Marshall Islands but provides no services in that location.  It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile.  In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.

The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, review on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio.

The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law; shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

18.  Subsequent Events:

Delivery of  newbuilding. On July 19, 2010, the Company took delivery of the Karpathos, a 6,270 dwt double hull bunkering tanker newbuilding from the Qingdao Hyundai Shipyard in China. The cost of construction of the vessel was $10,782.  The Karpathos is deployed in the Company's service center in Greece.

Acquisition of Shell Las Palmas Terminal.   This acquisition was completed on July 1, 2010 and the advance for this acquisition of $10,300 has been included in other non-current assets in the condensed consolidated balance sheet as of June 30, 2010. The allocation of the total purchase price among the assets acquired has not yet been finalized.

Loans. In July, an international bank confirmed to the Company that their committee has approved an uncommitted and repayable on demand credit Facility for an amount of $100,000 for the financing of bunkering activities. In addition, the Company is currently completing the documentation for a one- year committed facility of $150 million, which would be provided by an international bank.  Furthermore, the credit committees of the Belgian banks have approved to increase the amounts of the two credit facilities to $55,000 and $70,000.